Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Ownership Percentage	Jurisdiction of Incorporation or Organization
Zafgen Australia Pty Ltd.	100%	Australia
Chondrial Therapeutics IP, LLC	100%	Delaware
Zafgen Securities Corp.	100%	Massachusetts
Zafgen Animal Health, LLC	100%	Delaware